Confidential Treatment Requested

November 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington DC  20549-3720
Attention:  Joseph M. Kempf, Senior Staff Accountant

Re:                            UTStarcom, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed June 1, 2006, as amended June 26, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2006
Filed August 9, 2006
File No. 0-29661

Dear Mr. Kempf:

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 25, 2006 related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 of UTStarcom, Inc. (the “Company”).  For ease of reference, we have repeated the Staff’s comment in the comment letter in bold type and followed each comment with the Company’s response.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. The Company is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding this request should be sent to:

UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, CA 94502
Attention: Russell Boltwood, General Counsel
Phone: (510) 864-8800
Fax: (510) 864-8802

Confidential Treatment Requested

United States Securities and Exchange Commission	November 7, 2006
Mr. Joseph M. Kempf, Senior Staff Accountant

Comment Responses

Form 10-K
Management’s Discussion and Analysis, page 47

1.                                      Refer to the penultimate paragraph of page 85, which states that your Broadband Infrastructure operating segment sales to Japan reported a negative margin because of quality issues.  With a view towards expanded disclosure, please explain to us the nature of the “quality issues” and your related accounting for them.  Please address the adequacy of your warranty reserves, the timing of your expenses recognition, the amount of revenue that is involved, and whether there were any issues concerning customer acceptance.

The $9 million provided for additional estimated warranty liability during the quarter ended September 30, 2005 consists of two elements. The Company provided a $4.9 million addition to its accrued warranty liability because its product failure analysis process identified the causes of excessive failures in three products in the Broadband Infrastructure operating segment. Also in the third quarter of 2005 the Company found it needed to accrue an additional $4.0 million for future warranty costs for all products in the Broadband Infrastructure operating segment after reviewing its warranty cost development experience. This additional warranty expense resulted from new conditions not known or reasonably foreseeable at the sale date when the Company originally established a warranty liability for these products and was recognized in cost of sales in the quarter ended September 30, 2005, the period such information first became known and quantifiable.

As an example of the issues discovered in the third quarter of 2005, the Company determined excessive failures in one of the three products were occurring because of faulty wiring in some connector cables made for the Company by a third-party vendor. This condition required field replacement of all installed connector cables in the opinion of the Company’s engineering staff. Company management estimated the cost of the replacement cables for all the products sold was around $200,000. The total warranty cost estimate was much higher because of the cost to send field service personnel to all customer sites to make the cable replacements. To lessen its total cost and carry out the repair more quickly, the Company negotiated with its customer, Softbank Broadband Corp. (SBBC) - a subsidiary of Softbank and one of Japan’s largest broadband communication carriers, to provide SBBC with replacement cables and pay it approximately $[***] for SBBC personnel to make the field replacement in the course of their other service activities at SBBC’s various sites. The total warranty cost recorded for this issue was $[***].

Instead, the additional warranty charge was to provide for a greater number of replacement products being required during the warranty period.

Note 13 of Notes to Consolidated Financial Statements for the year ended December 31, 2005 reports the Company recognized $30.6 million of special warranty charges in 2005 for equipment sold to SBBC and Japan Telecom, affiliates of Softbank Corp., in 2003 and 2004. The $9 million warranty charge discussed above includes $4.9 million of this amount. These special warranty charges provided for issues that did not arise until long after the original sales and principally were due to causes other than product quality such as changing product specifications, network interoperability issues, and maintenance of good customer relationships. Therefore, the Company believes these amounts could not have been estimated and provided for in the warranty costs recorded at the time sales were recognized. Further, the Company believes the size of the special warranty charges as compared to related levels of recognized sales and gross profit and the Company does not appear unreasonably large given the leading edge nature of this product line. (Note 21 of Notes to Consolidated Financial Statements for the year ended December 31, 2005 reports the Company recognized total Broadband Infrastructure products sales and gross profit for the 2003 through 2005 period of $964.6 million and $321.6 million, respectively.) For these reasons, the Company does not believe the special warranty charges recognized in 2005 indicate an inability to estimate and recognize adequate warranty provisions at the sales dates.

None of the extra warranty provision involved customer acceptance issues. To the contrary the Company was straining its productive capacity to keep up with demand for its Broadband Infrastructure products from SBBC, which was the major customer in the Broadband Infrastructure operating segment during 2003 through 2005.

In response to the Staff’s comment, the Company will expand the disclosures concerning these issues in its Quarterly Report on Form 10-Q for the period ending September 30, 2006 as follows (additions are in bold and deletions are in strikethrough):

Our Broadband Infrastructure operating segment reported a negative gross margin of 45% during the three months ended September 30, 2005 primarily due to recognizing $~~9.0~~  $4.9 million of additional warranty expense ~~costs incurred~~ relating to ~~certain contracts~~ sales made principally in Japan in prior quarters of three products where quality issues were encountered. The Company also provided a $4.0 million increase in its overall estimated warranty liability for Broadband Infrastructure products in this three month period based on the results of an analysis of warranty costs incurred. The gross profit percentage decreased in our Broadband and Handsets operating segments, and improved in our Wireless and Service segments in the three months ended September 30, 2005.

Financial Statements
Financial Instruments and Derivatives, page 133

2.                                      Pursuant to paragraph 10 of SFAS 107, please disclose how you determined the fair value of your long-term investments, convertible debt, purchased and written call options.

The Company follows the accounting practices set forth below to establish the carrying values of its long-term investments disclosed in its consolidated financial statements:

Publicly traded securities	Quoted market prices per FAS 115

Equity method investments	Equity method per APB 18

Other investments	Cost method per APB 18, less any impairment charge

The excess of the fair value over the carrying value of long-term investments mainly arises from the Company’s non-publicly tradable common stock investments. The Company estimates the fair values for these investments considering the quoted market prices of an investee’s freely tradable stock when the Company’s investment is in the form of restricted stock, and recent equity transactions when the investee is a nonpublic entity. The Company believes the carrying values of its remaining portfolio of long-term investments approximate their current fair value based on its monitoring of the investments.

In August 2006 restrictions on one of the Company’s investments in restricted common stock were eliminated. Accordingly, the Company will increase the carrying value of this long-term investment to its quoted market value, with the increase reported in other comprehensive income, in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006.

The Company obtains a quotation from Credit Suisse First Boston (CSFB) of the bid-asked prices for the Company’s convertible debt at the end of each annual reporting period to estimate fair value. CSFB participates as a dealer in the market for the debt. As at the close of business December 30, 2005, the last trading day of 2005, CSFB reported bid/asked quotes of 83%-84%. The Company uses the midpoint of the bid/asked spread to calculate fair value or 83.5% of the principal balance of $229.6 million outstanding at December 31, 2005.

The Company also obtains a report prepared for it by CSFB which gives that firm’s estimates of current values for  the convertible bond hedge and the written call option derivatives for which CSFB is the counterparty. The report is “prepared on a mid-market basis by reference to CSFB’s proprietary models and do not reflect any bid/offered spread.” The amounts reported as the fair values of the convertible bond hedge and the written call option in the Notes to Consolidated Financial Statements for the year ended December 31, 2005 are taken from such report prepared as at the close of business December 30, 2005.

The report contains a caution noting the following:

“Because CSFB’s Mid-Market Prices are provided for information purposes only, they do not constitute an offer, or a solicitation of an offer, to conclude any transaction at the prices noted. In addition, as CSFB’s Mid-Market Prices are prepared as of a particular date and time, they will not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.”

There is no established trading market for these derivative securities; therefore there is no market quotation available from which to derive fair value. While the CSFB report does not constitute a market quotation, it does present an estimate of current value prepared by a knowledgeable third party using valuation techniques comparable to those it uses in its dealings in the financial derivatives and futures markets. Accordingly, the Company believes it represents the best available fair value estimate.

Because all the Company’s bank loans are short-term and mature in 2006, the Company believes their fair value approximates their carrying value in the Company’s consolidated financial statements.

In responding to the Staff’s comment, the Company reconsidered its fair value disclosures and decided to make the following improvements:

•                  First, pursuant to FAS 133.532(b), the Company will reorder the table to show whether the carrying and fair value amounts represent assets, liabilities or equity.

•                  Additionally, pursuant to FAS 107.10, the Company will provide disclosure of the method(s) and significant assumptions used to estimate the fair value of financial instruments.

The Company will modify its disclosures of fair values of financial instruments commencing with its December 31, 2006 Consolidated Financial Statements. The enhanced disclosures will be substantially similar to the following, which is taken from existing disclosures beginning at the third paragraph of Note 3 “Summary of Significant Accounting Policies Financial Instruments and Derivatives” in the Notes to Consolidated Financial Statements for the year ended December 31, 2005:

The following table summarizes the Company’s carrying values and the fair values of its other financial instruments:

	December 31,
	2005		2004
	Carrying value	Fair value	Carrying Value	Fair value
	(In thousands)
Included in Assets
Long-term investments	$26,023	$42,887	$35,590	$47,398

Included in Liabilities
Bank loans	(198,826)	(198,826)	(358,155)	(358,155)
Convertible debt	(274,600)	(229,291)	(402,500)	(475,200)

Included in Stockholders’ Equity
Convertible bond hedge	85,307	5,335	125,040	151,610
Written call option	$(55,430)	$(2,133)	$(81,248)	$(107,582)

The Company determines the fair value of its convertible debt and related convertible bond hedge and written call option using estimates of fair values at the balance sheet date provided by a major securities firm. The fair value of long-term investments is determined by management based on quoted market prices or available information about investees. Because of the short-term nature of the Company’s bank loans, the Company believes carrying value approximates fair value.

Note 11 — Debt, page 153

3.                                      Explain to us your consideration of the guidance in SFAS 133 and EITF 00-19 when accounting for your Convertible Bond Hedge (the put) and the Written Call Option contracts.  Please include a full explanation of all the terms of these instruments and your consideration of them when determining your accounting.  In this regard, it appears that the amount of shares issued in net share settlement upon exercise of the $32.025 call option may be indeterminate; if so please explain your consideration of this when complying with the guidance of EITF 00-19.

The Company entered the Convertible Bond Hedge (“CBH”) March 7, 2003 in connection with the sale of the Company’s 7/8% Convertible Subordinated Notes due March 1, 2008 (“Bonds”) with an original principal amount of $402.5 million. The counterparty is CSFB to which the Company paid $125,039,500 to buy this hedge. Its principal terms are as follows:

•                  The Bonds are convertible in certain circumstances at a price of $23.79 per share. Upon a Conversion Event (i.e., the conversion of any of the Bonds into shares of the Company pursuant to the Bond Indenture), unless the Company elects Net Cash Settlement or Net Share Settlement as further defined below, CSFB will deliver to the Company the number of shares of the Company’s common stock the Company is required to deliver to holders of Bonds with respect to the Conversion Event. In exchange the Company will pay CSFB an amount in U.S. Dollars (“Conversion Amount”) equal to the principal amount of Bonds submitted to the Company in the Conversion Event. If the entire $402.5 million principal amount of the Bonds were to be converted, the Company would receive 16,918,873 shares of its common stock ($402.5 million divided by $23.79) for which it would pay $402.5 million. This is the Physical Settlement option.

•                  The Company has the right to elect either Net Cash Settlement or Net Share Settlement instead of the Physical Settlement option for any Conversion Event. To do so it must notify CSFB, in which case the terms of the Physical Settlement option will not apply. CSFB has no choice in the settlement method to be used.

•                  If the Company elects either the Net Cash or Net Share Settlement alternatives, a Net Settlement Amount is calculated as the product of (x) the number of shares of Company common stock into which the Bonds are to be converted in the Conversion Event and (y) the Final Price Differential. The Final Price Differential, in turn, is the greater of (m) the excess of the Reference Price over the Conversion Price and (n) zero. The Reference Price is calculated as the average of Volume Weighted Average Price for each of the first 15 trading days in the period of not more than 20 days following CSFB’s receipt of a Conversion Notice from the Company.

•                  For a Net Cash Settlement, CSFB will pay the Net Settlement Amount to the Company.

•                  For a Net Share Settlement, CSFB will deliver to the Company the number of shares of the Company’s common stock determined by dividing (c) the Net Settlement Amount by (d) the Reference Price.

•                  If the Conversion Amount for a Conversion Event is less than the principal amount of the Bonds then outstanding, then the CBH remains in effect for the remaining outstanding principal balance of the Bonds.

The Company also entered the Written Call Option on March 7, 2003 in connection with the sale of the Bonds. The counterparty also is CSFB which paid the Company $81,247,500 to buy the Written Call Option. Its principal terms are as follows:

•                  The Company sold CSFB 16,918,873 European style call options (“Options”). Each Option entitles the holder to buy one share of its common stock from the Company at a strike price of $32.025 (Strike Price). The Expiration Date for the Options is the close of trading on March 1, 2008, subject to accelerated expiration or extension as discussed further below. The call option is subject to automatic exercise at the Expiration Date. If the entire $402.5 million principal amount of the Bonds were to be converted at a time when the Written Call Option was “in-the-money” the Company would receive $541.8 million for issuing 16,918,873 shares of its common stock (plus some number of additional shares of restricted stock [such number being subject to a cap of an additional 16,918,873 shares of its common stock] if the Company were to settle its delivery obligation to CSFB with restricted stock). This is the Physical Settlement option.

•                  If the Company receives notice of a Conversion Event (as defined in the discussion of the CBH terms), the Company must inform CSFB immediately (an Expiration Notice), and the Expiration Date with respect to the number of Options equal to the total number of Options multiplied by the ratio of (r) the principal amount of Bonds to be exchanged in the Conversion Option to (s) the total principal amount of Bonds originally issued in the sale of the Bonds is accelerated.

•                  The Company has the right to elect either Net Cash Settlement or Net Share Settlement instead of the Physical Settlement option for any Written Call Options CSFB elects to exercise at any Expiration Date. To do so it must notify CSFB, in which case the terms of the Physical Settlement option will not apply. CSFB has no choice in the settlement method to be used.

•                  The Company expects each to settle all option exercises on a Net Share Settlement basis, with a limit on the maximum number of shares of the Company’s common stock that it is required to deliver of two times the total number of options covered by the transaction.

•                  In no event may CSFB exercise any Option, including automatic exercises, if such exercise would cause CSFB to become, directly or indirectly, the beneficial owner of more than 9.9% of the Company’s common stock. If  CSFB is unable to exercise any Option due to this limitation, at a later date when its ownership falls below 9.9% then such Option will become exercisable to such extent as soon as reasonably practicable. The Net Settlement Amount for such Option will be the amount calculated at the original Expiration Date.

•                  For Net Share Settlements, at each Expiration Date the Final Settlement Amount is the number of shares of the Company’s common stock determined to be equal to the quotient of (e) the Net Settlement Amount and (f) the Reference Price. The Net Settlement Amount is calculated as the product of (x) the number of Options expiring on the Expiration Date and (y) the Final Price Differential. The Final Price Differential, in turn, is the greater of (m) the excess of the Reference Price over the Strike Price and (n) zero. The Reference Price is calculated as the average of Volume Weighted Average Price for each of the first 15 trading days in the period of not more than 20 days following CSFB’s receipt of an Expiration Notice from the Company.

•                  As noted two  paragraphs above, the number of shares of common stock to be issued in at any Expiration Date cannot cause CSFB to become the beneficial owner of more than 9.9% of the Company’s common stock. As noted three paragraphs above, on a cumulative basis the Company is not required to deliver shares of its common stock in excess of two times the total number of Options covered by the transaction

•                  The Company has the right to elect a Net Cash Settlements at each Expiration Date, in which case the Company will pay CSFB the Net Settlement Amount.

The Company has concluded the CBH and the Written Call Option each qualify for exemption from being accounted for as a derivative instrument under FAS 133 because they met the exemption in paragraphs 11 and 11(a) of that statement. Those paragraphs state the following:

“11.     Notwithstanding the conditions of paragraphs 6—10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a.     Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

Both the CBH and the Written Call Option are indexed to the Company’s common stock. In analyzing whether these contracts qualify for classification in stockholders’ equity, the Company considered the provisions of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

The Company found the following to be determinative in its analysis the CBH against the provisions of EITF 00-19:

•                  The CBH is initially accounted for as equity under EITF 00-19.07 and .08 because it gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), and all criteria of EITF 00-19.12-.32 have been met. (Compliance with the criteria of EITF 00-19.12-.32 will be discussed below.)

•                  Under EITF 00-19.09, the CBH was accounted for as a reduction of permanent equity at its original fair value of $125,039,500, which the Company paid to CSFB to purchase the CBH, because: (a) the Company always has the right to settle on a net share basis thereby eliminating any requirement to settle in cash, and, more importantly, (b) the contract never requires the Company to deliver cash in a net cash settlement (i.e., the amount payable by the Company if the Company elects a net cash settlement when the Reference Price is below the Conversion Price is zero).

•                  This is true because the formula for the Net Settlement Amount returns either a zero result or an amount receivable from CSFB. Per the discussion of the terms of the CBH, if the Reference Price is below the Conversion Price, the Net Settlement

Amount is zero and the Company is not required to issue shares or cash. If the Reference Price is above the Conversion Price, CSFB is obligated to deliver the Net Settlement Amount in shares of the Company’s common stock at the Company’s sole election. Accordingly, the Company could elect the net settlement option if there were ever a conversion when the Company’s common stock were trading at a price below the conversion price in the bond indenture, and the settlement amount would be zero. Similarly, the Company could elect the net-share settlement option when the Company’s common stock price was above the conversion price. In this situation, CSFB would be obligated to settle by delivering the net share effect of the excess of the Company’s common stock price above the conversion price. In no event would the Company be required to deliver any cash to CSFB. Thus the CBH serves as a hedge to the Company against the economic loss that would occur from conversions of the Bonds when the Company’s stock is trading at prices above the conversion price. However, it has no effect if a conversion were to occur when the Company’s common stock is trading at prices below the conversion price.

The Company found the following to be determinative in its analysis of the Written Call Option against the provisions of EITF 00-19:

•                  The Written Call Option is initially accounted for as equity under EITF 00-19.07 and .08 because it gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), and all the criteria of EITF 00-19.12-.32 have been met. (Compliance with the criteria of EITF 00-19.12-.32 will be discussed below.)

•                  Under EITF 00-19.09, the Written Call Option was accounted for as an increase of permanent equity at its original fair value of $81,247,500, which CSFB paid to the Company to purchase the call option, because the Company always has the right to settle on a net share basis.

Paragraphs12 through 32 of EITF 00-19 contain “Additional Conditions Necessary for Equity Classification” for financial instruments indexed to the Company’s common stock. Those considerations and the compliance of the CBH and the Written Call Options with such conditions are as follows:

•                  The contract permits the company to settle in unregistered shares (paragraphs 14 through 18). The Company meets this condition. The CBH allows the Company to elect Net Share Settlement in which case the Company is never required to deliver its shares or cash. The Written Call Option allows the Company to elect Net Share Settlement and permits the Company to deliver shares of its registered or unregistered common stock.

•                  The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding (paragraph 19). The Company meets this condition. The CBH requires CSFB to deliver shares or cash to the Company in certain circumstances. It does not require the Company to issue any shares under any circumstances. The Written Call Option contains a limit on the maximum number of shares of common stock the Company is required to deliver of 33,837,746 shares. At December 31, 2005, the Company had 120,585,158 shares of common stock outstanding, approximately 11.6 million shares reserved for conversion of the Bonds, and not more than 36.7 million shares for employee benefit plans. The total of these share amounts either outstanding or reserved for potential future issuances is approximately 170 million shares. If the maximum commitment for issuance of the Company’s common stock under the Written Call Option of 33.8 million is added, it increases the maximum share commitment amount to approximately 204 million shares. The Company has had 750 million authorized shares since September 24, 2003 when the number of authorized shares was increased by a vote of the shareholder. The Company had 250 million authorized shares in March 2003 when the Written Call Option was entered into.

•                  The contract contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 through 24). The Company meets this condition. The CBH requires CSFB to deliver value to the Company in certain circumstances. It does not require the Company to issue any shares under any circumstances. As noted in the discussion of the principal terms of the Written Call Option, the maximum number of shares of the Company’s common stock that it is required to deliver is two times the total number of options covered by the transaction or 33,837,746 shares (i.e., 16,918,873 options time two). Additionally, the Written Call Option contains no provision requiring value in excess of 33,837,746 shares be delivered in any form.

•                  There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC (paragraph 25). The Company meets this condition. Neither the CBH nor the Written Call Option contain any provision requiring cash payments in the event the Company fails to make timely filings with the SEC.

•                  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provided the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions) (paragraph 26). The Company meets this condition. The CBH requires CSFB to deliver shares or cash to the Company in certain circumstances. It does not require the Company to issue any shares under any circumstances. The Written Call Option does contain “top-off or make-whole” provisions for settlements in unregistered common stock, but such provisions may be settled in additional shares of restricted stock in the following manner. If unregistered common stock is delivered, CSFB must immediately sell the shares. If after selling all unregistered delivered shares CSFB incurs a shortfall in the proceeds of such sale(s) as compared to the Net Settlement Amount, then the Company must issue CSFB additional restricted shares of its common stock to cover such shortfall, which in turn must be sold immediately and the proceeds thereof used to reduce the shortfall. This process may continue until the aggregate net proceeds from share sales by CSFB equals the Net Settlement Amount. However, the total number of shares that must be delivered pursuant to this requirement are considered along with all other shares delivered pursuant to the terms of the Written Call Option in calculating total shares issued that are subject to a limitation on the maximum number of shares of the Company’s common stock it is required to deliver. That limitation is 33,837,746 shares of the Company’s common stock, which is two times the total number of options covered by the transaction (i.e., 16,918,873 options time two).

•                  The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares (paragraphs 27 through 28). The Company meets this condition. The CBH has no provisions under which the counterparty must receive cash from the Company because the CBH only requires CSFB to deliver shares or cash to the Company in certain circumstances. It does not require the Company to issue any shares or any other consideration to CSFB under any circumstances. The Written Call Option provides that in the event of a Nationalization, a Merger Event in which the merger consideration to be paid to holders of Company Shares is other than a share-for-share exchange, or an Insolvency, the Written Call Option is cancelled and the Company may notify CSFB that it intends to satisfy any obligation to CSFB by delivering shares of its common stock. Thereafter, the Company may deliver registered or unregistered shares of its common stock with a value equal to the amount of the Payment Obligation. Net-share settlement is permitted in all other circumstances. Thus there are no circumstances where a net-cash settlement is required.

•                  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract (paragraphs 29 through 31). The Company meets this condition. The CBH requires CSFB to deliver shares to the Company. It does not require the Company to issue any shares under any circumstances. Accordingly, the counterparty, CSFB, is never in a position where something is due to it with rights that rank higher than those of a shareholder of the stock underlying the contract. The Written Call Option specifically states that in the event of the bankruptcy of the Company, the counterparty, CSFB, “shall not have rights of assert a claim that is senior in priority to the rights and claims available to the shareholders of the common stock of [the Company].”

•                  There is no requirement in the contract to post collateral at any point or for any reason (paragraph 32). The Company meets this condition. Neither the CBH nor the Written Call Option contain any requirement to post collateral at any point or for any reason.

For purposes of specifically answering the Staff’s query as to whether the amount of shares issued in net share settlement upon exercise of the $32.025 call option is indeterminate, the Written Call Option provides the maximum number of shares of the Company’s common stock that it is required to deliver is two times the total number of options covered by the transaction or 33,837,746 shares (i.e., 16,918,873 options time two). Additionally, the Written Call Option contains no provision requiring value in excess of 33,837,746 shares be delivered in any form. For these reasons, the Company believes the maximum number of shares of its common stock that it is required to deliver in net share settlements is not indeterminate.

4.                                      Also, refer to the table on page 133 and tell us how you determined the fair value of the Convertible Bond Hedge and of the Written Call Option at the time you entered into these option contracts.

At the time the Company entered the Convertible Bond Hedge and the Written Call Option, it considered fair values at such date to be the $125,039,500 it paid to CSFB and the $81,247,500 it received from CSFB, respectively, for the purchase and sale of these financial instruments or a net price of $43.8 million.

Note 21 — Segment Reporting

5.                                      We note that a significant amount of your long lived assets are located within China.  We understand that it is not uncommon for there to be restrictions on the ability of PRC subsidiaries to transfer funds to their off-shore parent companies, including restrictions on the payment of dividends and reserve fund requirements.  We also understand third party and regulatory approvals may be necessary in order for a PRC subsidiary to make loans in a freely tradable currency, such as the U.S. Dollar, to its parent as this would be a foreign exchange capital account transaction.  Please explain to us all of the restrictions on the ability of your PRC subsidiaries to transfer funds to the parent company and provide the disclosures required pursuant to 4-08(e) of Regulation S-X, if applicable.  In addition, please explain your consideration of any restrictions when determining whether condensed financial statements of the registrant are required pursuant to Rule 5-04 of Regulation S-X or revise.

Based on the analysis below and consideration of the requirements of Rule 4-08(e) of Regulation S-X, the Company believes disclosure in its financial statements of the restricted net assets of its PRC subsidiaries at December 31, 2005 was not required as such amounts did not exceed 25% of consolidated net assets. However, the Company continued to include condensed financial information of the registrant in its Annual Report on Form 10-K as a carryover from earlier years where the restricted net assets of PRC domiciled subsidiaries were more significant. (See Schedule I beginning at page 244 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)

The Company voluntarily plans to continue to include in future Annual Reports on Form 10-K condensed financial information of the registrant in Schedule I so long as the Company’s operations in China are a significant portion of its total operations. Additionally, so long as the Company voluntarily files Schedule I, it has decided to include disclosure of the amount of restricted net assets of subsidiaries in its Notes to Consolidated Financial Statements. Such enhanced disclosure will be made in its Annual Report on Form 10-K for the year ended December 31, 2006, even if the amount is below the Rule 4-08(e) of Regulation S-X requirement for disclosure. The Company agrees with the Staff’s concern that such information may be of interest to users of its consolidated financial statements.

Such disclosure is expected to be substantially similar to the following:

Chinese law requires the Company’s subsidiaries domiciled in China to obtain government consent prior to making certain payments to the Company. As a result, approximately $       million of the Company’s consolidated net assets cannot be transferred to the Company from its subsidiaries in China without first obtaining the consent of the Chinese government.

Set forth below for the Staff’s review is a calculation of the Company’s restricted net assets at December 31, 2005 under the criteria of Rule 4-08(e) of Regulation S-X (in millions of dollars):

	Intercompany Payables to Parent, Net		Stated Capital	Retained Earnings		Total Net Assets
Consolidated balances	N/A		$1,181.7	$(253.2)		$928.5

Consolidated PRC subsidiaries	[***]		[***]	[***]		[***]

Restricted due to PRC consent requirements	[***]	(1)	[***]	[***]	(2)	$179.3	(1)

Restricted due to debt covenants	None		None	None		None

Total restricted net assets of PRC subsidiaries	$31.0	(1)	$113.3	$35.0	(2)	$179.3	(1)

(1)    These amounts are approximations that the Company believes are reasonable for purposes of this analysis.

(2)    Retained earnings restricted for its reserve fund and its employee bonus and welfare fund are estimated for purposes of this analysis to be approximately 10% of total retained earnings, which the Company believes is the maximum amount of retained earnings that could be utilized for such purposes under current PRC regulations.

As one can see from this calculation, the $179.3 million amount of restricted net assets of PRC subsidiaries at December 31, 2005 is roughly $53 million less than 25% of the Company’s consolidated net assets at such date (25% of $928.5 million equals $232.1 million). When performing this calculation, the Company interprets the phrase “which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party [emphasis added] (i.e., lender, regulatory agency, foreign government, etc.)” in Rule 4-08(e) of Regulation S-X to mean any form of required governmental consent. (There are no lender restrictions on transfers of funds to the Company by any of its PRC domiciled subsidiaries.)

PRC governmental consent is not required to transfer funds from the PRC to the Company as dividends except in the case of the liquidation of a subsidiary. The PRC government also blocks (a) payment of dividends from retained earnings that must be set aside for reserve fund and its employee bonus and welfare fund requirements until payments to fulfill such requirements are made, and (b) payments by a PRC domiciled subsidiary of intercompany amounts due the Company for certain items disallowed by PRC tax authorities.

Based on information from the Company’s PRC based legal counsel, its experience with the process for dividend remittances from PRC domiciled subsidiaries to the Company, and agreements on certain issues made with PRC tax authorities, the Company understands the process for and limitations on obtaining remittances in U. S. dollars from its PRC subsidiaries to be as follows:

•                  Each PRC domiciled subsidiary must allocate certain percentages of its after tax profits for its reserve fund and its employee bonus and welfare fund. These retained earnings may not be transferred to an offshore parent until the obligations that such allocated retained earnings provide for are settled.

•                  Annually each PRC subsidiary must complete an enterprise tax clearance and settlement procedure with the competent local counterpart of the State Administration of Taxation (SAT). The annual enterprise tax clearance and settlement procedure is a requirement of doing business in the PRC and occurs whether or not a dividend payment to the Company is anticipated.

•                  As a part of the enterprise tax clearance and settlement procedure, the PRC subsidiary must engage a CPA firm licensed in the PRC to perform an audit and issue an audit report. In some cases, the CPA firm that performs this audit must be approved by or in limited instances appointed by the SAT or its competent local counterpart. Based on conversations with the Company’s statutory auditor in the PRC, the Company believes such audits are accomplished for any of its PRC subsidiaries in a two to four week period.

•                  After the PRC subsidiary completes its tax clearance and settlement procedure, it may request the SAT local counterpart to issue an enterprise income tax payment certificate. Obtaining an enterprise income tax payment certificate is a ministerial action once the enterprise tax clearance and settlement procedure is complete. It is not a process that requires governmental consent.

•                  In general, the payment of dividends by a PRC domiciled subsidiary to a foreign parent does not require the prior approval of the State Administration of Foreign Exchange (SAFE). The PRC subsidiary may present the enterprise tax payment certificate and other required documentation to a qualified bank directly and have dividends remitted in U.S. dollars to the offshore parent.

•                  The remittance of the liquidation proceeds of a PRC subsidiary requires SAFE approval. The PRC subsidiary must submit documentation, including the enterprise tax payment certificate concerning the liquidation proceeds, to be considered by SAFE.

•                  SAFE generally prohibits loans by a PRC domiciled subsidiary to a foreign parent entity.

SAFE also restricts payment of the following intercompany liabilities of the Company’s PRC subsidiaries to the Company that arise from transactions that do not result in allowable deductions for PRC income tax purposes:

•                  The Company allocates its worldwide research and development expenses among its entities using the relative sales method whereby each subsidiary bears a percentage of consolidated research and development expense equal to the percentage that its net sales bears to consolidated net sales. However, the sharing of research and development expenses between a PRC subsidiary and an offshore parent company is subject to the supervision of the SAT and its local counterpart. The Company’s PRC domiciled subsidiaries have applied for approval of this allocation method, but only one cost sharing application has been approved, and it limits allowable charges by the Company for research and development expenses to three percent of the PRC domiciled subsidiary’s sales. Until and unless charges by the Company to a PRC subsidiary are approved by the SAT or its local counterpart, they are not deductible for PRC income tax purposes and cannot be remitted to the Company.

•                  The PRC requires expatriates to obtain local work permits. To the extent the Company charges a PRC subsidiary for salaries and wages of an expatriate working in the PRC who does not hold a valid local work permit, any accrued intercompany liability arising from this charge cannot be remitted to the Company.

Note 22 — Related Party Transactions

Softbank, page 173

6.                                      Refer to the penultimate paragraph of page 67 of your Form 10-K/A and tell us why Softbank America, Inc. resold to you 8.0 million of your common shares at $17.385 per share on April 5, 2003 when the Friday April 4, 2003 closing price for your shares was $21.03.  Tell us why a 17.3% haircut was appropriate and whether this sale was related to any other transactions, agreements or understandings between the parties.

The Company believes Softbank America, Inc. (“Softbank America”) entered into the share repurchase transaction because its parent, Softbank Corp., was directing members of the Softbank group of companies to sell portions of some investments they held to generate cash for SBBC to use in building its ADSL/fiber optic high-speed Internet connection services business in Japan, and for Softbank’s use in paying down corporate debt. During the late 2002 to mid 2003 period the Company was aware the Softbank group of companies were also selling portions of other companies in their portfolios, including a portion of their investment in Yahoo!. However, the Company is unable to make any representation as to Softbank’s reasons for entering the share repurchase transaction with the Company to the Staff. The Company entered the share repurchase transaction because it believed the use of a portion of the proceeds from the Bond offering for such purpose would improve the Company’s total capital structure.

The price to be paid by the Company to acquire 8.0 million of its shares beneficially owned by Softbank America was agreed to among the parties after market close on March 6, 2003. The agreed-upon per share transaction price was the closing price for UTStarcom’s common stock on March 6, 2003 of $18.30 less a 5% discount in recognition of the unregistered status of such shares. This amount, $17.385 per share or an aggregate of $139.08 million, was paid to Softbank America to purchase the shares in a closing which occurred on April 5, 2003.

The Company disclosed this planned purchase in the “Use of Proceeds” section of the  “Confidential Offering Circular” dated March 7, 2003 for the sale of the Bonds. The disclosure was as follows: “We intend to use $139.6 million of the net proceeds to repurchase 8.0 million shares beneficially owned by Softbank America Inc., including the estimated associated expenses.” March 6, 2003 was the latest market quotation that could have been used to agree upon a price for the Company’s purchase of the 8.0 million shares given the March 7, 2003 issuance of the Confidential Offering Circular. From March 6, 2003 until closing the share purchase on April 5, 2003 both the Company and Softbank America assumed the risk of unfavorable changes in the market price of the Company’s common stock.

Except as disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2003 and its Annual Report on Form 10-K/A for the year ended December 31, 2003, the Company did not agree to the share repurchase transaction as a part of any other transaction or series of transactions or any other agreements or understandings with Softbank America. The Company did disclose:  “In connection with this repurchase transaction, Softbank America Inc. entered into an agreement with the Company not to offer, sell or otherwise dispose of the Company’s common stock for a period of one year, subject to a number of exceptions.”

Form 10-Q, June 30, 2006
Financial Statements

7.                                      Describe for us the terms of your Development Service Agreement with Cellon, which is referred to the third paragraph of page 25.  Explain how you accounted for the $5.0 million payment to Cellon and how you plan to account for related royalties.  Please refer to all pertinent authoritative accounting literature in your response.

The Company and Cellon International Holding Corporation (“Cellon”) signed a “Development Services and Co-Operation Agreement” (“Development Agreement”) in November 2005 as part of the Company’s plan to outsource non-PAS wireless handset research and development in China. This was an element of the Company’s 2005 restructuring activities discussed in “Note 23—Restructuring Costs” of the Company’s Notes to Consolidated Financial Statements for the year ended December 31, 2005. Previously these activities were conducted by in-house groups located in Hangzhou and Shanghai, China.

The Development Agreement has the following essential features:

•                  The Company engages Cellon to perform design services pursuant to several Design Statements of Work attached to the Development Agreement.

•                  For a period of [***] after the effective date of the agreement, Cellon is granted a 20 day right of first negotiation for all additional wireless handset design services projects other than those to be performed in-house by the Company. After conducting negotiations during the 20 day period, if the Company does not reach an agreement with Cellon, it is free to submit its request for proposal or request for bids for design services to third parties. Cellon may submit a proposal response along with the third parties, and [***].

•                  The Company will own all rights to designs and intellectual property created in the design services.

•                  In addition to design services fees, the parties may agree the Company will pay a per-unit royalty for each product developed by Cellon and sold by the Company.

•                  The Company agrees to pay Cellon $5.0 million as a prepayment of royalties that may otherwise be due under this agreement.

The $5.0 million royalty prepayment has been reported as an asset. Paragraph 25 of Statements of Financial Accounting Concepts 6 Elements of Financial Statements defines assets as “. . . probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Paragraph 27 of this publication enhances the definition as follows:

“An asset has three essential characteristics:  (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.”

The economic purpose of the $5.0 million royalty prepayment was to encourage Cellon, the Company’s newly selected source of non-PAS handset design services, to develop products that can be manufactured efficiently and sold at prices and in sufficient volume that they will allow a royalty to be paid to Cellon and yet, after consideration of the royalty, still allow the Company to enhance its profitability from handset sales. At the date of the $5.0 million prepayment it “embodied a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows” thus meeting the first essential asset characteristic specified in paragraph 27 of FASC 6. Similarly, only the Company “can obtain the benefit and control others’ access to it,” the second essential asset characteristic in paragraph 27, because under the Development Agreement the prepayment can only be applied against amounts otherwise due from the Company and the Company will own all rights to designs and intellectual property created in design services Cellon performs for the Company. Lastly, as required by the third essential asset characteristic in paragraph 27, “the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.”

Per the Development Agreement, the Company has no obligation to remit any royalties to Cellon until the total amount of royalties due exceeds the $5.0 million prepaid royalty. However, subsequently negotiated Design Statements of Work contain provisions that permit Cellon’s design service fee and related out-of-pocket costs to be set off against the prepaid royalty. Through June 30, 2006, the Company has offset Cellon design services invoices aggregating $1.3 million against the $5.0 million payment. The $1.3 million of design services and all other design services performed under the Development Agreement are expensed as research and development expenses as incurred whether or not the prepayment is used to settle such invoices. Royalties earned by Cellon under the Development Agreement will be accrued through charges to cost of sales when handsets bearing a royalty to Cellon are sold, and the accrued liability will be set off against the prepaid royalty.

The Company has reconsidered its disclosure of this arrangement and will expand the disclosure concerning the use of the prepaid $5.0 million in its Quarterly Report on Form 10-Q for the period ending September 30, 2006 substantially as follows using the disclosure in the Quarterly Report on Form 10-Q for the period ended June 30, 2006 for illustrative purposes (additions are in bold and deletions are in strikethrough):

 In ~~May 2006~~ November 2005, the Company ~~has also~~ entered into a Development Services Agreement with Cellon in which $5.0 million was prepaid in exchange for future product development. Approximately $1.3 million of the prepaid amount has been used in the three months ended June 30, 2006 as payments for design services. The Company may also use the $5 million prepayment in satisfaction of royalties Cellon may earn from sales by the Company of products Cellon designs under the Development Services Agreement. This agreement also obligates Cellon ~~will~~ to pay the Company a royalty if certain technology shared by the Company to Cellon is used in products developed and sold to customers other than the Company through November 2007. ~~Approximately $1.3 million of the prepaid has been consumed in the three months ended June 30, 2006.~~

As is required for all other assets, the Company will evaluate the carrying value of the prepaid royalty periodically for impairment and make any required write-down for impairment in the period in which it becomes known.

8.                                      Refer to the fifth paragraph of page 27 of your June 30, 2006 Form 10-Q, which states that you “agreed to incur special warranty coverage” for ADSL equipment sold to a related party, SBBC, during 2003 and 2004.  Please explain to us, in detail, the facts and circumstances and the business reasons for the additional warranty coverage.  In your response, please address each of the following questions.

a.                                       Did you provide the extended warranty terms as part of the original equipment sale?

b.                                       If not, did you receive any consideration from Softbank for agreeing to make repairs beyond the normal warranty period?

c.                                       Tell us why you recorded the additional $11.7 million warranty charge in 2005 and not in an earlier period.

d.                                       Since this is a unique agreement, explain to us your ability to estimate your warranty reserve.

In 2001 the Company began selling ADSL cards to SBBC, pursuant to orders that ultimately resulted in approximately [***] units being manufactured and sold to this customer in the 2001-January 2004 period. These ADSL cards contained modifications of the Company’s standard product making it unlikely that they could be used other than in SBBC’s network, and periodically during this period the card’s design was modified to improve performance and reliability or to reduce cost while maintaining performance and reliability standards. SBBC was in the process of performing a rapid rollout of its broadband services throughout Japan pursuant to its strategy of being first to market as a national broadband services provider.

Beginning in November 2004 it became apparent that one design revision of the ADSL cards had a problem that caused an unacceptably high failure rate from SBBC’s perspective. However, many of the cards were out of warranty when this issue was discovered because they were manufactured and sold with only a one year warranty.

[***]

[***]

[***]

The Company and SBBC ultimately reached agreement on a solution to this issue in March 2005 which included the following elements:  (a) the Company would redesign and rework all of the approximately [***] ADSL cards experiencing higher failure rates; (b) the warranty on all ADSL cards purchased by SBBC was extended to March 31, 2005; and (c) SBBC would pay the Company $[***] as a “support settlement fee” to partially cover the cost of the rework services and to obtain the additional warranty coverage. Subsequently, the parties entered into a “Support Services Agreement” that continued the ADSL card warranty for the [***]. This agreement, entered into in October 2005, requires SBBC to make [***]  quarterly payments of $[***], aggregating $[***], to keep the warranty in effect. Additionally, the Company also retroactively increased its warranty on ADSL card sales [***] beginning December 2004.

In the first quarter of 2005, the Company recorded its estimate of the additional obligation it had incurred of $[***] as an addition to its warranty liability for the SBBC ADSL cards. The charge was principally to provide for the labor and material cost for rework of cards in the Company’s manufacturing facility in China, manufacturing an additional [***] new and defect free ADSL cards that would be used as a buffer stock to replace the first to be reworked batch of ADSL cards, de- and re-installation of [***] ADSL cards throughout Japan, and freight charges.

The $[***] charge was not recorded earlier because the Company believed it did not have an obligation to meet SBBC’s request for additional warranty coverage beyond one year or to rework or replace all of the ADSL cards sold to SBBC until there was an agreement among the parties to do so.

In the latter part of 2005, SBBC became dissatisfied with the pace at which the ADSL card replacements was progressing. The rework and replacement process involved: obtaining batches of [***] ADSL cards for rework by replacing ADSL cards at various sites throughout Japan with new or previously reworked ADSL cards; packing the to be reworked ADSL cards for shipment to the Company’s manufacturing facility in China; performing the rework; packaging and shipping the reworked ADSL cards to Japan; and, lastly, installing the reworked ADSL cards in SBBC’s network while accumulating the next group of ADSL cards for rework. Especially time consuming parts of this process included time awaiting customs clearance in Japan and China, and wait time in China that began when the ADSL cards to be reworked arrived at the facility and continued until the rework could occur based on fitting the rework job into the facility’s master manufacturing schedule.

To address SBBC’s concern, the Company decided to use a third party subcontractor in Japan to perform the rework; this eliminated customs clearance delays, wait time to fit the rework into the manufacturing facility’s schedule, and it also permitted use of smaller batch sizes. All of these improvements led to a shortening of rework cycle time, but they also increased rework cost. The Company provided for such increased costs by recording an additional $[***] estimated warranty liability in the fourth quarter of 2005. The ADSL card rework program was completed in the second quarter of 2006.

The Company does not believe the agreement to rework and extend the warranty on the ADSL cards sold to SBBC has any effect on its ability to estimate its warranty reserve because it is a separate transaction not contemplated in the original sales agreement.

18.  Related Party Transactions
Global Asia Partners L.P., page 38

9.                                      Refer to the fourth paragraph of page 28, which indicates that you are committed to make half, or perhaps more, of the investments in Global Asia Partners L.P. (GAP).  Refer also to the third paragraph of page 38 which indicates that UTStarcom holds a 49% investment in GAP.  Please provide us your analysis explaining your consideration of how FIN 46(R) applies to this investment.

Global Asia Partners, LP, a Delaware limited partnership, (“GAP”) filed its Certificate of Limited Partnership with the Secretary of State of the State of Delaware, in May 2002. GAP has two limited partners, one of which is the Company, each of which initially invested $1.0 million under capital commitments of $5.0 million to become limited partners, ultimately owning 49.5% limited partnership interests each. The sole general partner initially invested $20,202.02 for a one percent partnership interest. Subsequently, each limited partner invested an additional $1.6 million in the partnership, and the general partner invested the amount necessary to maintain its interest in the partnership at 1%. This investment is carried at $1.7 million in the Company’s consolidated balance sheets at December 31, 2005 and June 30, 2006.

The Company analyzed its investment in GAP in implementing the accounting requirements of FIN 46 in the fourth quarter of 2003. It reconsidered its FIN 46 analyses in preparing its consolidated financial statements for the year ended December 31, 2004 when the Company discovered it needed to make a correction to its 2003 financial statements to reflect the consolidation of MDC Holding Limited as a variable interest entity.

In its analysis of the investment in GAP, the Company determined that GAP might be considered a variable interest entity (“VIE”), primarily because of GAP’s development stage enterprise status at the end of 2003. GAP’s development stage status and its failure to attract $50 million or more of limited partner capital as envisioned by its business plan raised  questions about whether its investment at risk is sufficient to finance its activities without additional subordinated financial support being provided by any party (FIN 46(R).5a and .11).

However, in analyzing whether it was the primary beneficiary of GAP the Company noted the following:

•                  it owns a 49.5% interest in GAP as a limited partner, which is less than a majority of GAP’s equity interests

•                  the other limited partner in GAP holds an equal interest with that of the Company

•                  all three partners having equivalent amounts of risk capital per percentage ownership interest in GAP

•                  the Company understands GAP does not intend to make additional investments; therefore, it does not believe it will be called on to honor its remaining capital commitment of $2.4 million

•                  as a limited partner its maximum exposure to loss is limited, unlike GAP’s general partner.

Next, the Company considered whether it had any other variable interests (as that term is defined in FIN 46(R).2c ) in GAP other than its limited partner ownership interest. It concluded there were none because the Company has no contractual or other pecuniary business relationships with GAP other than as an investor.

The Company then considered whether GAP’s other variable interests are ascribable to it for purposes of the primary beneficiary test based either on the definition of related parties in FAS 57, “Related Party Disclosures” or based on the “de facto agents of an enterprise” definition in FIN 46(R).16. The Company and the other partners in GAP are not related parties under the definition of related parties in FAS 57. However, the partnership agreement requires a partner to obtain the consent of partners holding at least a majority of the remaining partnership interests to transfer its partnership interest to a third party. This creates a potential “de facto agent of an enterprise” situation. Therefore all the partnership’s ownership interests are potentially ascribable to each of the three partners, and each partner would be deemed the owner of 100% of GAP’s partnership interests when an FIN 46(R) analysis of its interest was made.

Because there can be only one primary beneficiary for a VIE, the Company considered the provisions of FIN 46(R).17 to decide whether it should be considered the primary beneficiary. This analysis concluded that the general partner should be considered the primary beneficiary because it:

•                  significantly influenced the design of the VIE

•                  manages its operations

•                  makes investment decisions that have a significant affect of the success of GAP’s activities

•                  receives incentive compensation based on GAP’s investment results

•                  bears the obligation to fund any losses in excess of invested capital as a result of the limited partnership structure.

The only factors set forth in FIN 46(R) that might point to the Company being the primary beneficiary are:

•                  the Company has a greater “exposure to the expected losses of the variable interest entity” than the general partner by holding 49.5% of GAP’s capital, but it has no greater exposure to expected losses than the other limited partner

•                  at the time GAP was formed the general partner was an independent part-time sales agent for the Company, which might be indicative of a principal-agent relationship among them.

In considering the facts and circumstances of the initial investment, the Company determined the investment did not occur nor was it influenced by any principal-agency relationship. At the time of the investment in GAP, the Company was developing an international sales force staffed with Company employees and it was phasing out the use of contract sales agents. As a result the GAP general partner no longer has any position or relationship with the Company other than through their joint investment in GAP. This demonstrates there was never a close association between the Company and the GAP general partner of the type envisioned by  FIN 46(R).16. Instead, the Company agreed to become a limited partner in GAP because GAP’s business plan, as a venture capital fund, was to invest in a diversified portfolio of Asia based technology start-ups, the Company believed the GAP general partner had the skill set and business contacts to make GAP a profitable venture, and the Company wanted to have access to any investee entities that might be developing technology of interest.

After the determination that the Company was not the GAP’s primary beneficiary, the Company concluded it was not required to consolidate it as a VIE.

The Company reviews its investment in GAP annually under FIN 46(R).7 to ascertain whether an event that requires a reconsideration of the initial determination of whether it is the primary beneficiary of GAP’s residual losses and gains has occurred. To date there have been no such events.

The Company has made the disclosures required by FIN 46(R).24 of “[a]n enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary.” Such disclosures can be found in “Note 9—Long-Term Investments,” “Note 18—Commitments and Contingencies,” and “Note 22—Related Party Transactions” of the Notes to Consolidated Financial Statements for the year ended December 31, 2005. Condensed disclosure of the Company’s investment in GAP is contained in “Note 13-Long-Term Investments” and “Note 18—Related Parties” in the Notes to Condensed Consolidated Financial Statements contained in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006.

Acknowledgements and Concluding Statements

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are separately providing a copy of this letter via courier. Please acknowledge receipt of this letter and any materials included herewith by file-stamping the additional copy of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call the undersigned at (510) 769-2890 if you should have any further comments or questions concerning this matter.

Very truly yours,

/s/ FRANCIS P. BARTON
Francis P. Barton

Executive Vice President and
Chief Financial Officer

cc:                                Hong Liang Lu, Chief Executive Officer of UTStarcom, Inc.
Russell Boltwood, General Counsel of UTStarcom, Inc.
Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.